Soellingen Advisory Group, Inc.

777 South Flagler Drive, Suite 800

West Palm Beach, FL 33401

August 30, 2013

Ms. Angela McHale

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:

Soellingen Advisory Group, Inc.

Registration Statement on Form S-1A

File No. 333-189007

Dear Ms. McHale,

We are in receipt of your comment letter dated August 27, 2013 regarding amendment 2 to our registration statement on Form S-1.  The following response is submitted regarding each of your comments.

Management’s Discussion and Analysis of Financial Condition, Page 22

1. We note your response to comment 5 in which you indicate that there is no contractual relationship between Clifford J. Hunt and New Opportunity Business Solutions Inc. Please confirm that Clifford J. Hunt will not receive fees or payment from New Opportunity Business Solutions.  Please also describe the respective roles of Clifford J. Hunt and New Opportunity Business Solutions, Inc. in the preparation of the registration on statement. We note that your note payable to New Opportunity Business Solutions appears to relate entirely to the preparation of the registration statement, and we also note that you have paid legal fees to the Hunt Law Group for work associated with the Form S-1.

RESPONSE: We acknowledge the Commission staff’s comment and hereby confirm that Clifford J. Hunt will not receive fees or payment from New Opportunity Business Solutions (“NOBS”) in connection with this offering.  Mr. Hunt is serving as securities counsel for our Company in connection with the offering and is performing the services traditionally associated with such role.  NOBS is a consultant to our Company that has engaged in gathering of due diligence materials and information as well as preliminary research and drafting associated with the registration statement in connection with our effort to minimize our legal expenses associated with the offering.

Results of Operations for the period ending June 30, 2013, page 24

2. We note your response to comment 8 and your related revised disclosure.  Here, or elsewhere where appropriate, please describe in greater detail the consulting services you will provide for "strategic business and financial planning,"

RESPONSE: We acknowledge the Commission staff’s comment and provide the following response.  “The company's "strategic business and financial planning" advisory services are designed to assist small and mid-sized businesses, predominantly those in the environmental technologies industries, with the expertise and experience required to expand into international or broader domestic markets. Specifically, Soellingen works with clients that have a successful local or regional operating business whose products, services and / or business model can be expanded into broader markets, but who don't necessarily possess the business acumen or contacts to do so on their own. In these cases, Soellingen provides its clients with such services as corporate and marketing strategies, international markets development, growth and operations management, financial modeling, business analysis (markets, competition etc.) and due diligence. Soellingen does not provide advisory services to individuals, dealing exclusively with business and corporate clients, and does not provide any financial, investment banking or other regulated services for which licenses are required.”

Financial Statements

Balance Sheet, page F-3

3. We note your response to comment 11 and we are unable to locate the filing of your debt agreement with your consultant as a material agreement or exhibit.  Please advise.  We may have further comment after receiving this information.

RESPONSE: We acknowledge the Commission staff’s comment and would point out that the promissory note appears at the end of the “consulting agreement and demand note” attached as an exhibit to our initial filing of the registration statement on Form S-1.

We appreciate the Commission staff’s comments and request that the staff contact Clifford J. Hunt, Esquire at Law Office of Clifford J. Hunt, P.A. at (727) 471-0444 telephone, (727) 471-0447 facsimile or cjh@huntlawgrp.com email with any questions or comments.

Sincerely,

Soellingen Advisory Group, INC.

/s/:  David Haig

David Haig, President